Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
March 1, 2024
VIA EDGAR
Mr. Kenneth Ellington
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Trust for Advised Portfolios (the “Trust”)
File No. 811-21422
Zevenbergen Growth Fund
Zevenbergen Genea Fund
Regan Total Return Income Fund
CornerCap Fundametrics Large-Cap ETF
Patient Opportunity Trust
Soundwatch Hedged Equity Fund
Bramshill Income Performance Fund
Miller Income Fund
Dear Mr. Ellington:
This correspondence responds to the comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to its review of the Trust’s websites and filings. For your convenience, the comments have been reproduced below with the Trust’s response following each comment.
Comment 1.The Management Discussion of Fund Performance for Bramshill Income Performance Fund, CornerCap Fundametrics Large-Cap ETF, Zevenbergen Growth Fund, Zevenbergen Genea Fund, and Regan Total Return Income Fund in the most recent Form N-CSR does not contain a statement accompanying the graph and table stating that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Please confirm that the funds will comply with the disclosure requirements of Item 27(b)(7)(ii)(B) of Form N-1A going forward.

Response:    The Trust will comply with the disclosure requirements of Item 27(b)(7)(ii)(B) of Form N-1A going forward.

Comment 2.If the Bramshill Income Performance Fund holds credit default swaps that are over-the-counter derivatives, please disclose the counterparty as required by Article 12-13c of Regulation S-X.

Response:    To the extent that the Bramshill Income Performance Fund holds credit default swaps that are not centrally cleared over-the-counter derivatives, going forward, the Trust will disclose the counterparty as required by Article 12-13c of Regulation S-X.

Comment 3.In the footnote to the schedule of investments for Patient Opportunity Trust, Regan Total Return Income Fund, and Miller Income Fund that identifies securities that have been valued in good faith in accordance with procedures approved by the board of trustees, please disclose that the value was determined using significant unobservable inputs as required by Article 12-12, footnote 9 of Regulation S-X.

Response:    The Trust will add the requested disclosure in future filings, as required by Article 12-12, footnote 9 of Regulation S-X.

Comment 4.Please add a footnote to the financial highlights for the Soundwatch Hedged Equity ETF, Bramshill Income Performance Fund, and Regan Total Return Income Fund stating that the ratios of expenses and income do not reflect their proportionate share of expenses and income of the underlying funds in which the funds invest. (See ASC 946-205-50-16)

Response:    The Trust will add the requested footnote to the funds’ financial highlights as applicable in future filings, per ASC 946-205-50-16.

Comment 5.The total change in the unrealized gain/loss amount disclosed in the transactions with affiliated companies table for Patient Opportunity Trust does not agree with the correlative amount shown on the related statement of operations as required by Article 12-14, footnote 6(f) of Regulation S-X. Please explain.

Response:    The Trust notes that the transactions with affiliated companies table for Patient Opportunity Trust was updated late in the reporting cycle, and the corresponding update to the correlative amount shown for the total change in the unrealized gain/loss in the related statement of operations was not made. The Trust will ensure in future filings that the total change in unrealized gain/loss amount disclosed in the transactions with affiliated companies table for the fund agrees with the correlative amount shown on the related statement of operations as required by Article 12-14, footnote 6(f) of Regulation S-X.

Comment 6.In the notes to financial statements for Patient Opportunity Trust, please include disclosure of the valuation policy related to the investment fund including a statement that the values of the investment fund are generally based on information reported by the investment fund. (See ASC 946-235-50-5.)

Response:    The Trust will add the requested disclosure in future filings, per ASC 946-235-50-5.

Comment 7.Please include disclosure related to the transaction fee that is currently imposed on each creation and redemption transaction in the notes to financial statements for CornerCap Fundametrics Large-Cap ETF, including when such amounts are retained by the fund.

Response:    The Trust will add the requested disclosure going forward.

Comment 8.According to the notes to financial statements for Patient Opportunity Trust, the fund has certain commitments and contingencies; however, the balance sheet does not have related disclosure, either by amount or by a line item that references the note in the financial statements. Please explain why this disclosure was omitted from the balance sheet. See Article 6-04.15 of Regulation S-X.

Response:    The Trust notes that the commitment included in the note has been in liquidation for years and verified with Trust management that they do not have an expectation that they will need to provide a capital expenditure prior to the liquidation of the security with the open commitment. For this reason, the commitment was not disclosed on the balance sheet. The Trust will add disclosure in the notes to financial statements in future filings indicating that the security for which there is an open commitment is in liquidation, the liquidation has been ongoing for years, and Trust management does not expect the fund to have to expend capital for the commitment.

Comment 9.The Staff noted disclosure of significant ownership in Bramshill Income Performance Fund, Zevenbergen Growth Fund, Zevenbergen Genea Fund, Regan Total Return Income Fund, and Miller Income Fund per review of the financial statements. Please explain how large shareholder/shareholder concentration risk is addressed in each fund’s summary and statutory prospectus.

Response:     The Trust notes that each of the large shareholders for these funds are record shareholders and not beneficial shareholders, therefore, there is no shareholder concentration risk with respect to these funds.

Comment 10.Please explain why the annual report for Soundwatch Hedged Equity ETF does not provide an internet address for the fund’s website which is publicly accessible, free of charge, that investors can use to obtain the premium/discount information required by Item 11(g)(2) of Form N-1A.

Response:    The Trust will include the information required by Item 11(g)(2) of Form N-1A going forward.

Comment 11.Item 4(d) of the Trust’s certifications required by Item 13(a)(2) of Form N-CSR filed on March 9, 2023 for Patient Opportunity Trust do not appear to refer to the correct time period. Item 4(d) requires disclosure of any changes in the Trust’s internal control over financial reporting that occurred during the period covered by this report whereas the certifications indicate that only a quarter of the period is covered. Please file an amended Form N-CSR to include the correct form of certifications and ensure the certifications are updated to a current date.

Response:     The Trust notes that the language in the certifications required by Item 13(a)(2) of the Patient Opportunity Trust Form N-CSR filed on March 9, 2023 was inadvertently updated to refer to the “second fiscal quarter”. The Trust will correct the language in Item 13(a)(2) and file an amended Form N-CSR.

Comment 12.It appears the Form N-CSR filing for Patient Opportunity Trust for the period December 31, 2022 refers to the “second fiscal quarter” of the period covered by the report for the disclosure related to N-CSR Item 11(b). Please utilize the language provided in Form N-CSR, Item 11(b) which refers to the period covered by the report not isolated to a particular quarter and confirm that there have been no such changes in the Trust’s internal controls over financial reporting that occurred during the period.

Response:     The Trust notes that the language in Item 11(b) of the Patient Opportunity Trust Form N-CSR filing for the period ended December 31, 2022 was inadvertently updated to refer to the “second fiscal quarter”. The Trust will correct the language in Item 11(b) and file an amended Form N-CSR.

Comment 13.The Staff noted that links to various documents on the Soundwatch Hedged Equity ETF website do not appear to be working properly (for example, the fact sheet, prospectus, prospectus supplement, SAI, summary prospectus, annual report, and semi-annual report). Please confirm that the links to these documents on the fund’s website are working.

Response:     The Trust confirms that all links on the Soundwatch Hedged Equity ETF website have been tested and are working properly.

Comment 14.The March 31, 2023 Form N-PORT for Bramshill Income Performance Fund reported in Item B(2)(d)(i) that the fund had significant payables for investments purchased either (i) on a delayed delivery, when issued, or other forward commitment basis or (ii) on a standby commitment basis but the financial statements did not appear to identify any securities purchased on a delayed delivery, when issued, or forward commitment basis. Please explain.

Response:     The Trust notes that the security that was included in Item B(2)(d)(i) on the March 31, 2023 Form N-PORT for Bramshill Income Performance Fund was a U.S. Treasury Bill that had been purchased at original auction. This would not be considered a delayed delivery security, but the Form N-PORT software logic treated it as such. Therefore, there should have been no amount included in Item B(2)(d)(i). The Trust will ensure that only amounts for securities that truly have delayed delivery are included in this item going forward.

*	*	*

If you have any questions regarding the above responses, please do not hesitate to contact the undersigned at (626) 914-7372 or at scott.resnick@usbank.com.
Sincerely,
/s/ Scott A. Resnick
Scott A. Resnick
Assistant Vice President
U.S. Bank Global Fund Services,
as Administrator for the Trust
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